Kevin Trautner Partner

Fulbright Tower — 1301 McKinney, Suite 5100 — Houston, Texas 77010-3095

ktrautner@fulbright.com — Direct: 713 651 5412 — Main: 713 651 5151 — Facsimile: 713 651 5246

January 24, 2011

Via EDGAR and Overnight Mail

Mr. Ethan Horowitz

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Seahawk Drilling, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 filed March 1, 2010 Form 10-Q for Fiscal Quarter Ended September 30, 2010 filed November 9, 2010 File No. 001-34231

Dear Mr. Horowitz:

On behalf of Seahawk Drilling, Inc. (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission by facsimile dated December 22, 2010.

Please telephone the undersigned at (713) 651-5412 with any questions or comments you may have regarding the enclosed.

Very truly yours, Fulbright & Jaworski L.L.P.

By:	/s/ P. Kevin Trautner
P. Kevin Trautner

cc:	Randall D. Stilley, Seahawk Drilling, Inc.
James R. Easter, Seahawk Drilling, Inc.
William G. Evans, Seahawk Drilling, Inc.

Suying Li, United States Securities and Exchange Commission
Sandy Eisen, United States Securities and Exchange Commission

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www.fulbright.com

MEMORANDUM

TO:	Division of Corporation Finance
United States Securities and Exchange Commission

FROM:	Seahawk Drilling, Inc.

DATE:	January 24, 2011

RE:	Form 10-K for Fiscal Year Ended December 31, 2009;
Filed March 1, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 001-34231

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by facsimile dated December 22, 2010 relating to the above-referenced filings (the “Filings”) of Seahawk Drilling, Inc. (the “Company”). For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Notes to Unaudited Consolidated and Combined Financial Statements

Note 2. Property and Equipment, page 10

1.	We note that you recorded approximately $28.2 million of impairment charges relating to the reclassification of Seahawk 2505 to asset held for sale. Please clarify how you considered this event when determining whether a triggering event pursuant to FASB Codification Topic 360-10-35-21 occurred that would cause you to test the other assets in this asset group for impairment. In this regard, explain to us why the necessity of the write-down of Seahawk 2505 to fair value did not indicate to you that the carrying amount of the entire asset group may not be recoverable.

Response: In our evaluation of held for sale criteria at September 30, 2010, we removed the Seahawk 2505 from our jack-up asset group. Based on this event, we considered whether this indicated a triggering event for our jack-up asset group; however, based on our analysis, we concluded that the reclassification of the Seahawk 2505 was not a triggering event for the jack-up asset group. The decision to sell one rig as of September 30, 2010 did not alter our basic long-term operational plan or expectations over the aggregate useful life of the jack-up asset group as a whole; therefore we determined there was no long-term impact on the expected long-term future cash flows of the asset group.

As part of our ASC 360-10 assessment, we considered that our jack-up asset group was adjusted down to fair value in August 2009 in conjunction with our spin-off from Pride International, Inc. The write down recorded in August 2009 was based on a fair value model that considered discounted cash flows over the life of the assets as well as other third party market data. Given the long-term lives of our assets, the undiscounted cash flows are substantial in relation to the discounted cash flows over the life of the assets. We routinely monitored our jack-up asset group for impairment during 2010 by reviewing in detail each of the criteria of ASC 360-10-35, especially after the BP Macondo well incident during our quarter ended June 30, 2010. While through September 30, 2010 we concluded that the changes in market conditions were short-term in nature (therefore, no “step one” triggering event had occurred), we reviewed our cash flow analysis from August 2009, updated for current market and operating conditions, to confirm our conclusions, which indicated that the life of asset undiscounted cash flows remained substantially higher than the book value of our rig fleet.

The decision to sell the Seahawk 2505 in the third quarter of 2010 was in response to a need for liquidity rather than a change in the long-term expectations of our business and the jack-up asset group remained our principal business. The global recession sparked by the U.S. financial crisis and the affects of the BP Macondo well incident resulted in low demand for contract drilling services throughout 2010. In response to current period negative cash flow, we concluded that the sale of a rig, at a reasonable price, was an appropriate measure to shore up our short-term liquidity. Our quarterly reports throughout 2010 progressively expanded the disclosure relating to our need for additional liquidity and the potential actions that we may need to take including the possible sale of rigs.

In conclusion, considering the long-term nature of our assets, we concluded that our jack-up fleet asset value is fully recoverable based on expectations of undiscounted future cash flow from the operation of and eventual disposition of the asset class over their expected useful lives as of September 30, 2010.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

2.	Please revise your disclosure under this section to quantify the decreases in revenues over the three-month and nine-month periods ended September 30, 2010 that are attributable to the completion of your contracts with PEMEX.

Response: We believe that we have sufficiently disclosed a) the change in business conditions in both the U.S. and Mexico and b) declines in revenue over the three-month and nine-month periods ended September 30, 2010. Regarding the change in business conditions in Mexico,

•	Our disclosures clearly articulate that our business activity in Mexico is with PEMEX,

•	We fully described the downturn of our business in Mexico in MD&A in our 2009 Form 10-K and continually highlighted the loss of contracts in Mexico in subsequent reporting periods,

•	We disclosed the loss of all operations in Mexico in “The Company” section of our MD&A, and

•

We routinely furnish under Form 8-K voluntary filings showing the contract status and location of our rig fleet, which provides an alternative disclosure for financial statement users to analyze contract trends of our business.

With regard to our discussion of declines in revenue, we do believe that attributing revenue declines solely to the completion of PEMEX contracts is potentially misleading as utilization and dayrates in the Mexico market have historically been dependent on the strength or weakness of the U.S. market. For instance, contract dayrates in Mexico are based upon U.S. dayrates. Our rig fleet is mobile and changes in customer mix over time are normal. We believe our disclosures throughout our MD&A adequately address the causes for the declines in our revenues, which were attributable to utilization and dayrates, for each period in the September 30, 2010 Form 10-Q.

We will review and update our future filings to ensure that we continue to have appropriate quantitative and qualitative disclosures regarding trends and developments in our business.

*        *        *

Acknowledgement

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.